

November 2, 2011

<u>Via E-mail</u>
Mr. Timothy Patterson
Vice President of Finance and Administration
CTI Industries Corporation
22160 North Pepper Road
Lake Barrington, Illinois 60010

RE: CTI Industries Corporation
Form 10-K for Fiscal Year ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter ended June 30, 2011
Filed August 15, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2011
File No. 0-23115

Dear Mr. Patterson:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year ended December 31, 2010</u>

<u>Disclosure Controls and Procedures, page 26</u>

1. We note your statement that "our disclosures and procedures were effective as of December 31, 2010 to provide reasonable assurance . . ." Please confirm, if true, and disclose in future filings, whether your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in

Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
http://www.sec.gov/rules/final/33-8238.htm.

Signatures, page 31

2. In future filings, please ensure that your controller or principal accounting officer signs the
    annual report.   Please see General Instruction D(2)(a) of Form 10-K and the signature page
    section of Form 10-K for information on required signatures.

Exhibit Index, page 32

3. In future filings, please include the exhibit number of the exhibit being incorporated by
    reference. See Rule 12b-23 of the Securities Exchange Act of 1934.

Certifications, Exhibits 31.1 and 31.2

4. We note that the identification of the certifying individual at the beginning of the certification
    required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.
    In future filings, please do not include the title of the certifying individual at the beginning of
    the certification.

Definitive Proxy Statement on Schedule 14A

Information Concerning Nominees, page 5

5. In future filings, for each of your directors, please briefly discuss the specific experience,
    qualifications, attributes or skills that led to the conclusion that the person should serve as a
    director. Also, please provide the dates of employment for Messrs. Collins and Roos for the
    past five years. Please see Item 401(e) of Regulation S-K.

Information Relating to Cash Incentives, page 13

6. We note the description of the Incentive Compensation Plan. In future filings, please
    elaborate on how the Compensation Committee establishes the monetary pool used for
    annual incentive compensation. Clarify how the Compensation Committee determines the
    amount in the monetary pool and how the Compensation Committee determines the amount
    paid to each executive officer.

Form 10-Q for Fiscal Quarter ended June 30, 2011

Exhibit 31.1 and 31.2

7. We note that you inserted "condensed consolidated" in section 3. In future filings, please file
    the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, to the undersigned at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief